UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

X4 Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

98420X103

(CUSIP Number)

Louis S. Citron, Esq.

New Enterprise Associates

1954 Greenspring Drive, Suite 600, Timonium, MD 21093

(410) 842-4000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 6, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98420X103	13D	Page 2 of 25 Pages

1.	NAMES OF REPORTING PERSONS. Growth Equity Opportunities 18 VGE, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Liability Company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 6,878,157 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 6,878,157 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,878,157 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 98420X103	13D	Page 3 of 25 Pages

1.	NAMES OF REPORTING PERSONS. NEA 18 Venture Growth Equity, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 6,878,157 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 6,878,157 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,878,157 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 98420X103	13D	Page 4 of 25 Pages

1.	NAMES OF REPORTING PERSONS. NEA Partners 18 VGE, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 6,878,157 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 6,878,157 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,878,157 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 98420X103	13D	Page 5 of 25 Pages

1.	NAMES OF REPORTING PERSONS. NEA 18 VGE GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Liability Company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 6,878,157 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 6,878,157 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,878,157 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 98420X103	13D	Page 6 of 25 Pages

1.	NAMES OF REPORTING PERSONS. Ali Behbahani
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 6,878,157 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 6,878,157 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,878,157 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 98420X103	13D	Page 7 of 25 Pages

1.	NAMES OF REPORTING PERSONS. Carmen Chang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 6,878,157 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 6,878,157 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,878,157 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 98420X103	13D	Page 8 of 25 Pages

1.	NAMES OF REPORTING PERSONS. Anthony A. Florence, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 6,878,157 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 6,878,157 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,878,157 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 98420X103	13D	Page 9 of 25 Pages

1.	NAMES OF REPORTING PERSONS. Liza Landsman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 6,878,157 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 6,878,157 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,878,157 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 98420X103	13D	Page 10 of 25 Pages

1.	NAMES OF REPORTING PERSONS. Mohamad H. Makhzoumi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 6,878,157 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 6,878,157 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,878,157 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 98420X103	13D	Page 11 of 25 Pages

1.	NAMES OF REPORTING PERSONS. Edward T. Mathers
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 6,878,157 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 6,878,157 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,878,157 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 98420X103	13D	Page 12 of 25 Pages

1.	NAMES OF REPORTING PERSONS. Scott D. Sandell
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 6,878,157 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 6,878,157 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,878,157 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 98420X103	13D	Page 13 of 25 Pages

1.	NAMES OF REPORTING PERSONS. Peter W. Sonsini
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 6,878,157 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 6,878,157 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,878,157 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 98420X103	13D	Page 14 of 25 Pages

1.	NAMES OF REPORTING PERSONS. Paul Walker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 6,878,157 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 6,878,157 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,878,157 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 98420X103	13D	Page 15 of 25 Pages

1.	NAMES OF REPORTING PERSONS. Rick Yang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 6,878,157 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 6,878,157 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,878,157 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 98420X103	13D	Page 16 of 25 Pages

Schedule 13D

Item 1. Security and Issuer.

This statement relates to the common stock, $0.001 par value (the “Common Stock”), of X4 Pharmaceuticals, Inc. (the “Issuer”), having its principal executive office at 61 North Beacon Street, 4th Floor, Boston, Massachusetts.

Item 2. Identity and Background.

This statement is being filed by:

(a) Growth Equity Opportunities 18 VGE, LLC (“GEO”);

(b) NEA 18 Venture Growth Equity, L.P. (“NEA 18 VGE”), which is the sole member of GEO; NEA Partners 18 VGE, L.P. (“NEA Partners 18 VGE”), which is the sole general partner of NEA 18 VGE; and NEA 18 VGE GP, LLC (“NEA 18 VGE LLC” and, together with NEA Partners 18 VGE, the “Control Entities”), which is the sole general partner of NEA Partners 18 VGE; and

(c) Ali Behbahani (“Behbahani”), Carmen Chang (“Chang”), Anthony A. Florence, Jr. (“Florence”), Liza Landsman (“Landsman”), Mohamad H. Makhzoumi (“Makhzoumi”), Edward T. Mathers (“Mathers”), Scott D. Sandell (“Sandell”), Peter W. Sonsini (“Sonsini”), Paul Walker (“Walker”) and Rick Yang (“Yang”) (together, the “Managers”). The Managers are the managers of NEA 18 VGE LLC.

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal business office of GEO, NEA 18 VGE, each Control Entity and Sandell is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address of the principal business office of Behbahani and Mathers is New Enterprise Associates, 5425 Wisconsin Avenue, Suite 800, Chevy Chase, MD 20815. The address of the principal business office of Chang, Makhzoumi, Sonsini, Walker and Yang is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Florence and Landsman is New Enterprise Associates, 104 5th Avenue, 19th Floor, New York, NY 10001.

The principal business of GEO and NEA 18 VGE is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners 18 VGE is to act as the sole general partner of NEA 18 VGE. The principal business of NEA 18 VGE LLC is to act as the sole general partner of NEA Partners 18 VGE. The principal business of each of the Managers is to manage the Control Entities, GEO and a number of affiliated partnerships with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

GEO and NEA 18 VGE LLC are limited liability companies organized under the laws of the State of Delaware. NEA 18 VGE and NEA Partners 18 VGE are limited partnerships organized under the laws of the State of Delaware. Each of the Managers is a United States citizen.

CUSIP No. 98420X103	13D	Page 17 of 25 Pages

Item 3. Source and Amount of Funds or Other Consideration.

On June 30, 2022, GEO entered into a Securities Purchase Agreement among the Issuer, GEO and certain other purchasers (the “Purchase Agreement”), pursuant to which GEO agreed to acquire from the Issuer on July 6, 2022 (the “Issue Date”) in a private placement transaction (the “Private Placement”), subject to certain conditions: (i) 6,523,157 shares of Common Stock (the “GEO Common Shares”) at a purchase price of $1.095 per share; (ii) pre-funded Warrants (the “GEO Pre-Funded Warrants”) to purchase 7,182,032 shares of Common Stock (the “GEO Pre-Funded Warrant Shares”), each pre-funded Warrant having an exercise price of $0.001 per share of Common Stock, subject to certain adjustments per the Form of Pre-Funded Warrant to Purchases Common Stock; and (iii) Warrants (the “GEO Warrants”) to purchase 13,705,189 shares of Common Stock (the “GEO Warrant Shares” and, together with the GEO Pre-Funded Warrant Shares, the “Aggregate GEO Warrant Shares”) at an exercise price of $1.095 per share, subject to certain adjustments per the Form of Warrant to Purchases Common Stock, or Pre-Funded Warrants. The GEO Pre-Funded Warrants and GEO Warrants are exercisable at the option of GEO at any time prior to 11:59 p.m. New York time on the date 60 days after the Issue Date (the “Expiration Date”); provided, that the GEO Pre-Funded Warrants and the GEO Warrants carry a limitation on exercise preventing GEO from exercise if such exercise results in GEO beneficially owning in excess of 9.99% of the number of shares of the Issuer’s Common Stock (the “Beneficial Ownership Limitation”). GEO now owns a total of 6,523,157 shares of the Issuer’s Common Stock and a right, upon exercise of the GEO Pre-Funded Warrants and/or the GEO Warrants and taking into account the Beneficial Ownership Limitation, to purchase up to 355,000 shares of the Issuer’s Common Stock for a total deemed ownership of 6,878,157 shares of Common Stock (the “GEO Shares”).

The working capital of GEO is the source of the funds for the purchase of the GEO Shares. No part of the purchase price of the GEO Shares is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the GEO Shares.

Item 4. Purpose of Transaction.

GEO agreed to acquire the GEO Shares for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, GEO and other Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

CUSIP No. 98420X103	13D	Page 18 of 25 Pages

Item 5. Interest in Securities of the Issuer.

(a)	GEO is the record owner of the GEO Shares. As the sole member of GEO, NEA 18 VGE may be deemed to own beneficially the GEO Shares. As the general partner of NEA 18 VGE, NEA Partners 18 VGE may be deemed to own beneficially the GEO Shares. As the sole general partner of NEA Partners 18 VGE, NEA 18 VGE LLC may be deemed to own beneficially the GEO Shares. As members of NEA 18 VGE LLC, each of the Managers may be deemed to own beneficially the GEO Shares.

Each Reporting Person disclaims beneficial ownership of the GEO Shares other than those shares which such person owns of record.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on 68,827,659 shares of Common Stock, which includes: the sum of (i) 30,823,573 shares of Common Stock reported by the Issuer to be outstanding as of May 9, 2022 on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2022, (ii) 37,649,086 shares issued on July 6, 2022 as stated in the Purchase Agreement and reported in the Issuers Form 8-K filed with the SEC on July 1, 2022 (the “8-K”) and (iii) 355,000 shares of Common Stock underlying the GEO Pre-Funded Warrants and/or GEO Warrants.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

GEO entered into the Purchase Agreement, as further described in the 8-K the descriptions of which are incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

Exhibit 3 – Power of Attorney on behalf of Liza Landsman regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 98420X103	13D	Page 19 of 25 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 19th day of July, 2022.

GROWTH EQUITY OPPORTUNITIES 18 VGE, LLC

By:	NEA 18 VENTURE GROWTH EQUITY, L.P. Sole Member

By:	NEA PARTNERS 18 VGE, L.P. General Partner

By:	NEA 18 VGE GP, LLC General Partner

  By:          *

 Scott D. Sandell

 Chief Executive Officer

NEA 18 VENTURE GROWTH EQUITY, L.P.

By:	NEA PARTNERS 18 VGE, L.P. General Partner

By:	NEA 18 VGE GP, LLC General Partner

  By:          *

 Scott D. Sandell

 Chief Executive Officer

NEA PARTNERS 18 VGE, L.P.

By:	NEA 18 VGE GP, LLC General Partner

By:          *

Scott D. Sandell

Chief Executive Officer

NEA 18 VGE GP, LLC

By:          *

Scott D. Sandell

Chief Executive Officer

CUSIP No. 98420X103	13D	Page 20 of 25 Pages

                 *

Ali Behbahani

                 *

Carmen Chang

                 *

Anthony A. Florence, Jr.

                 *

Liza Landsman

                 *

Mohamad H. Makhzoumi

                 *

Edward T. Mathers

                 *

Scott D. Sandell

                 *

Peter W. Sonsini

                 *

Paul Walker

                 *

Rick Yang

*/s/ Louis S. Citron

Louis S. Citron

As attorney-in-fact

This Schedule 13D was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. 98420X103	13D	Page 21 of 25 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of X4 Pharmaceuticals, Inc.

EXECUTED this 19th day of July, 2022.

GROWTH EQUITY OPPORTUNITIES 18 VGE, LLC

By:	NEA 18 VENTURE GROWTH EQUITY, L.P. Sole Member

By:	NEA PARTNERS 18 VGE, L.P. General Partner

By:	NEA 18 VGE GP, LLC General Partner

  By:          *

 Scott D. Sandell

 Chief Executive Officer

NEA 18 VENTURE GROWTH EQUITY, L.P.

By:	NEA PARTNERS 18 VGE, L.P. General Partner

By:	NEA 18 VGE GP, LLC General Partner

  By:          *

 Scott D. Sandell

 Chief Executive Officer

NEA PARTNERS 18 VGE, L.P.

By:	NEA 18 VGE GP, LLC General Partner

By:          *

Scott D. Sandell

Chief Executive Officer

NEA 18 VGE GP, LLC

By:          *

Scott D. Sandell

Chief Executive Officer

CUSIP No. 98420X103	13D	Page 22 of 25 Pages

                 *

Ali Behbahani

                 *

Carmen Chang

                 *

Anthony A. Florence, Jr.

                 *

Liza Landsman

                 *

Mohamad H. Makhzoumi

                 *

Edward T. Mathers

                 *

Scott D. Sandell

                 *

Peter W. Sonsini

                 *

Paul Walker

                 *

Rick Yang

*/s/ Louis S. Citron

Louis S. Citron

As attorney-in-fact

This Agreement relating to Schedule 13D was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached hereto as Exhibit 2.

CUSIP No. 98420X103	13D	Page 23 of 25 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Louis S. Citron, Timothy Schaller, Sasha Keough and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 13th day of March, 2017.

/s/ M. James Barrett

M. James Barrett

/s/ Peter J. Barris

Peter J. Barris

/s/ Forest Baskett

Forest Baskett

/s/ Ali Behbahani

Ali Behbahani

/s/ Colin Bryant

Colin Bryant

/s/ Carmen Chang

Carmen Chang

/s/ Anthony A. Florence, Jr.

Anthony A. Florence, Jr.

/s/ Carol G. Gallagher

Carol G. Gallagher

/s/ Dayna Grayson

Dayna Grayson

/s/ Patrick J. Kerins

Patrick J. Kerins

/s/ P. Justin Klein

P. Justin Klein

CUSIP No. 98420X103	13D	Page 24 of 25 Pages

/s/ Vanessa Larco

Vanessa Larco

/s/ Joshua Makower

Joshua Makower

/s/ Mohamad H. Makhzoumi

Mohamad H. Makhzoumi

/s/ Edward T. Mathers

Edward T. Mathers

/s/ David M. Mott

David M. Mott

/s/ Sara M. Nayeem

Sara M. Nayeem

/s/ Jason R. Nunn

Jason R. Nunn

/s/ Gregory Papadopoulos

Gregory Papadopoulos

/s/ Chetan Puttagunta

Chetan Puttagunta

/s/ Jon Sakoda

Jon Sakoda

/s/ Scott D. Sandell

Scott D. Sandell

/s/ A. Brooke Seawell

A. Brooke Seawell

/s/ Peter W. Sonsini

Peter W. Sonsini

/s/ Melissa Taunton

Melissa Taunton

/s/ Frank M. Torti

Frank M. Torti

/s/ Ravi Viswanathan

Ravi Viswanathan

/s/ Paul E. Walker

Paul E. Walker

/s/ Rick Yang

Rick Yang

CUSIP No. 98420X103	13D	Page 25 of 25 Pages

EXHIBIT 3

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Louis S. Citron, Timothy Schaller, Sasha Keough and Stephanie Brecher, and each of them, with full power to act without the others, her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of herself as an individual or in her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or her substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 1st day of April, 2020.

/s/ Liza Landsman

Liza Landsman